Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of SDCL EDGE Acquisition Corporation (the “Company”) on Amendment No. 5 to Form S-1 (File No. 333-254238) of our report dated March 12, 2021, except Warrant Liabilities in Note 7, as to which the date is May 13, 2021, and Subsequent Events in Note 9, as to which the dates are July 16, 2021 and October 8, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of February 23, 2021 and for the period from February 16, 2021 (inception) through February 23, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

October 21, 2021